Filed by Voicestream Wireless Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                               and deemed to be filed pursuant to Rule 14a-12 of
                                             the Securities Exchange Act of 1934
                                                 Subject Company: Powertel, Inc.
                                             Exchange Act File Number 000-231022




       TESTIMONY OF JOHN W. STANTON BEFORE THE HOUSE COMMERCE COMMITTEE,
                               SEPTEMBER 7, 2000

                      PREPARED TESTIMONY OF JOHN W. STANTON
                    CHAIRMAN, DIRECTOR, AND CEO, VOICESTREAM
                                       ON
                    "FOREIGN GOVERNMENT OWNERSHIP OF AMERICAN
                          TELECOMMUNICATIONS COMPANIES"

         TELECOMMUNICATIONS, TRADE AND CONSUMER PROTECTION SUBCOMMITTEE
                         OF THE HOUSE COMMERCE COMMITTEE
                                SEPTEMBER 7, 2000


I appreciate this opportunity to testify about VoiceStream's experience with foreign investment in U.S. telecommunications companies. In our view, current U.S. policies on foreign investment in telecommunications companies like VoiceStream--including investment by companies with government ownership--are sound. American consumers, American companies, and American jobs would suffer if Congress were to categorically shut off investment in American companies by companies with more than 25% foreign government ownership.

Our current system for regulating foreign and foreign government investment strikes the right balance for American consumers and American workers and gives the United States government full authority to protect our country's legitimate interests in national security, trade, and fair competition. By contrast, pending legislation that would change the current system, including Senator Hollings' amendment to the Senate Commerce-State-Justice appropriations bill and the freestanding bills (S. 2793 and H.R. 4960), strikes the wrong balance. This legislation would unnecessarily and harmfully prohibit investment in U.S. companies that boosts competition, job growth, and consumer welfare.

There are five points that I want to emphasize in my testimony today.

First, VoiceStream is a foreign investment success story. We demonstrate the
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tremendous benefits that foreign investment can bring to American consumers and workers. VoiceStream is the fastest growing wireless company in the country, and it is the newest nationwide wireless company. But VoiceStream would not be a nationwide wireless carrier today and an aggressive new market entrant if we had been barred from raising significant investment capital from abroad.

Second, VoiceStream's merger with Deutsche Telekom, which we announced on July
------
24, 2000, will permit us to become an even more vigorous U.S. wireless competitor by accelerating our nationwide buildout, and by allowing us to bring improved service to consumers. DT will give us the financial backing we need to become a leader in delivering next-generation, broadband wireless to American consumers.

Third, the big winners from our merger with Deutsche Telekom will be American
-----
consumers and American workers. Our customers will benefit directly, but all consumers


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Testimony of John W. Stanton
September 7, 2000


win when there are numerous strong competitors. As this merger strengthens VoiceStream, it will force the five larger nationwide wireless carriers to work harder, too. And unlike many mergers, this merger will create American jobs -- good, high-skill, high-paying jobs.

Fourth, legislation to prohibit companies with more than 25% foreign government
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ownership from indirectly owning a U.S. wireless telecommunications company simply isn't needed to protect U.S. national security and competition interests. We know from recent first-hand experience that our existing process is thorough and complete. The mergers of VoiceStream, Omnipoint, and Aerial were scrutinized by competition authorities at the Department of Justice and the FCC, and by national security agencies, because of the significant investment by Hutchison Whampoa, a Hong Kong company. We know that these agencies' review of our merger with Deutsche Telekom will be equally rigorous.

Fifth, the proposed legislation's inflexible ban on investment by companies with
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more than 25% foreign government ownership would needlessly jeopardize American trading and investment interests.

Let us review each of these points in more detail.

First, VoiceStream's story shows how foreign investment benefits American
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consumers and workers. I founded VoiceStream as a subsidiary of Western Wireless
----------------------
in 1994. And since that time, we have enjoyed phenomenal success as a result of our hard work. Western Wireless spun off VoiceStream as an independent company just last year.

VoiceStream is today the fastest growing, most dynamic nationwide competitor in the wireless marketplace. As of the end of June, we serve 2.5 million subscribers and employ over 8,300 people nationwide. Our phenomenal subscriber growth promises even more job growth in the months ahead as we build out and expand our service areas. Moreover, VoiceStream recently reached an agreement to acquire PowerTel, Inc., which operates a wireless network spanning 12 states in the southeastern U.S., in areas where VoiceStream currently does not market wireless services. As a result of the PowerTel acquisition, VoiceStream or its affiliates will hold licenses reaching 90% of the population of the United States, including 24 of the top 25 U.S. cities.

We have received industry awards and have been recognized for our innovation. Our e-notes service allows customers to send and receive short e-mails directly from wireless phones. Our InfoStream product allows subscribers to receive customized messages, such as sports scores, stock alerts, news headlines, and weather updates, all through wireless phones. Our customers are able to tailor the information they receive, based on their own needs and interests.

VoiceStream did not become the country's fastest-growing wireless company through government largess. Nor did we rely on local telephone, long distance or cable services


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Testimony of John W. Stanton
September 7, 2000


communications businesses to generate large cash flows that could finance our growth. In 1994, we convinced private investors to risk their capital by investing in VoiceStream so that we could acquire licenses in FCC-conducted auctions. In the last year, we combined with smaller wireless companies including Omnipoint, Aerial Communications, and now PowerTel. Over the past five years, we had to raise capital to build out and operate these licenses. We raised money in the public and private, debt and equity markets in the United States but we could not meet all of our capital needs in the U.S. We also raised foreign capital from those willing to invest in our new network and assume these risks. Sonera, the Finnish telecommunications company that is majority owned by the Finnish government, invested nearly $1 billion, and Hutchison Whampoa, a Hong Kong-based telecommunications company, invested $1.2 billion.

Quite simply, without these foreign investments, VoiceStream would not be the substantial innovative, competitive presence in the U.S. wireless markets that it is today. VoiceStream's history demonstrates that foreign investment in the United States creates jobs and benefits American consumers.

Although we are proud of our successes, we never lose sight of the fact that we are a relative newcomer entering a brutal marketplace. More often than not, we are the sixth or seventh competitor entering markets to battle established carriers with significant brand identification and financial backing: Verizon Wireless, SBC/BellSouth, AT&T, Sprint, and Nextel. We succeed in signing up new customers every day. To stay competitive, we must constantly innovate, expand our service areas, and roll out more features at prices consumers demand, which requires more capital to expand our services areas and service offerings.

As a consequence, we arrive at my second point -- the VoiceStream/DT merger
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makes sense for both VoiceStream and DT. First and foremost, VoiceStream and DT
----------------------------------------
have a unique synergy. GSM technology has become the global wireless standard, but VoiceStream is the only nationwide U.S. carrier to use GSM. The merged company will be the first to offer state-of-the-art GSM technology in a seamless, worldwide network. One phone, one number, with worldwide service.

Despite our potential, VoiceStream is today an adolescent among adults -- we have to raise money to buy more licenses, build more systems, and market our services. To be competitive, we need to own and operate a national wireless network. When completed, the PowerTel acquisition will fill one significant hole in the Southeast after which VoiceStream will be licensed to serve nearly 90% of the American people. We still need to purchase licenses to serve the remaining 10%, primarily in California and the Carolinas. With DT's backing we can compete effectively to acquire the licenses that will allow us to achieve nationwide coverage.

Over the past 5 years we have built nearly 10,000 cell sites and today offer service in about half of our licensed markets (including PowerTel). We need to continue to build and finish our build-out. DT's capital will enable us to complete our national build-out.


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


To be competitive, we also must be a major player in the rollout of next generation, broadband wireless systems. Standing alone, we simply did not have the financial resources and scale of our competitors--who are this country's largest providers of local and long distance telephone service and cable service. Our merger with DT now gives us the resources to compete with these carriers.

DT's worldwide scale will give us the resources needed to introduce next generation broadband wireless services and will make us a stronger competitor in the U.S. We will not be alone in our ability to draw upon the lessons of Europe -- Verizon undoubtedly will benefit from Vodafone's European experience and the BellSouth/SBC wireless venture will benefit from their extensive international investments.

In turn, this transaction allows DT to fill a hole in their worldwide network. Without us as its partner in the U.S., DT would be at a competitive disadvantage in Europe, where Mannesmann/Vodafone/AirTouch--which serves the U.S. market through Verizon Wireless--is one of DT's biggest competitors.

Third, the big winners from the VoiceStream/DT merger will be American consumers
--------------------------------------------------------------------------------
and American workers. American consumers will enjoy the benefits, as VoiceStream
---------------------
becomes a stronger, quicker, more efficient competitor. The merger will speed our buildout and accelerate the introduction of new mobile data applications, forcing our competitors to respond with better services of their own. Consumers will also benefit from global roaming, unified billing, and worldwide customer service, which we now will be able to offer them. VoiceStream is today the best value in wireless. The more we expand, the more Americans can benefit from the lower prices we offer.

Additionally, consumers will benefit from a new source of broadband Internet access as we introduce next-generation services. Today consumers have only two choices for broadband Internet access in their homes -- monopoly telephone lines and cable modem service. Next-generation wireless will be the third high-speed Internet access alternative, which will expand the choices, and we would expect lower prices to consumers for high-speed Internet data service. This merger will accelerate the deployment of the broadband Wireless Internet and give consumers a true choice among providers of high-speed data.

Our accelerated network buildout and introduction of new services will spur job growth among American workers. The 8,300 jobs at VoiceStream today (which will rise to 10,900 after the PowerTel acquisition closes) are jobs that did not exist before VoiceStream and its predecessor companies built this new wireless network. We estimate that we will hire 2,000-3,000 more workers to expand our networks and increase our sales, marketing and customer-service support facilities to keep pace with this expansion. And these jobs will be in the U.S. Unlike automobile or textile manufacturing jobs, wireless operations are inherently local. Leadership, marketing, sales, network operations, and customer service staff all must be locally knowledgeable and available.


                                      -5-
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Testimony of John W. Stanton
September 7, 2000


Fourth, the proposed legislation to change U.S. foreign ownership law is a
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solution in search of a problem. National security and competition are well
--------------------------------
protected under current laws, and there is no need to enact a categorical ban on investment by companies with foreign government ownership.

I know from personal experience that we have national security safeguards in place. VoiceStream has been through this process before, and has entered agreements with various national security agencies to preserve U.S. interests. The Exon-Florio Amendment to the 1988 Trade Act is the centerpiece of our current process for protecting our national security in the case of mergers involving foreign companies, whether or not foreign government ownership is involved. Under this law, the Committee on Foreign Investment in the U.S. ("CFIUS") reviews foreign mergers, and mergers that raise national security concerns can be blocked or conditioned. Agencies involved in the CFIUS review process include the Departments of Commerce, Defense, Justice (including the FBI), State, Treasury and the National Security Council.

In the past year, VoiceStream negotiated a national-security agreement. That agreement also was made a condition of our licenses under the FCC's review and approval process. As a consequence, our failure to abide by those agreements would subject us to FCC fines or even license revocation. Since we cannot operate our business without these licenses, we have this additional strong incentive to comply with our national security commitments.

Other safeguards are in place today to address competition concerns. The Clayton Act requires the Department of Justice's Antitrust Division to review a merger such as VoiceStream/DT, to negotiate consent decrees to resolve anti-competitive problems, and to block the merger if any problems with the transaction cannot be remedied. The FCC must also approve the transfer of control of VoiceStream's wireless licenses, and reject it if it finds that the merger is not in the public interest.

Our previous mergers were thoroughly reviewed by both agencies, and VoiceStream will soon file for FCC approval of the PowerTel acquisition and the DT merger. As was the case with our previous mergers, the FCC will provide interested members of the public with the opportunity to express their views. The FCC will examine these comments, and will review our proposal for its effects on consumer welfare, national security, law enforcement, foreign policy, and trade. The FCC can deny or condition mergers that do not meet its public interest test.

Based on past experience, the government's review of the VoiceStream-DT merger will be detailed and rigorous, and will focus on the facts of this case. I am confident that these agencies will uncover no substantial issues of national security that have not already been substantially addressed by our existing agreements, and that they will conclude that this merger is overwhelmingly pro-competitive. In my opinion, a case-by-case review is the appropriate approach. The proposed legislation, on the other hand, would create a rigid, categorical percentage threshold that would tie the hands of U.S.


                                      -6-
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Testimony of John W. Stanton
September 7, 2000

governmental officials. They would be left with no discretion to approve a specific transaction even if the facts showed it to be a good deal for the American people.

With that background, I will address some of the facts concerning the VoiceStream/DT merger. The VoiceStream/DT merger is pro-competitive. It will strengthen the smallest nationwide wireless carrier and allow VoiceStream to enter new markets and provide new services. The merger will not concentrate market share among existing operators in the same local markets, as DT and VoiceStream have no overlapping service areas. It will not reduce service offerings in the U.S., in Europe, or anywhere else--in fact, it will increase them. The VoiceStream/DT merger simply makes VoiceStream a stronger competitor in the U.S. wireless marketplace.

Even though the German government will have a significant ownership stake in the combined company, it will not exercise DE JURE or DE FACTO control over VoiceStream. DT is a private corporation organized under German law, not an agency of the German government. The German government does not manage DT, and, in fact, holds only one of twenty seats on DT's board of directors.1 The German government has consistently voted with DT's management and other board members, and holds no special right to veto corporate decisions. The German government's directly-held share of DT has fallen from 100% in 1995, to 75% in 1996, to 43.2% today (with another 15% held in trust by a German public bank for sale as market conditions permit). If this merger closes, the German government will directly hold only 32.7% of the new company, with another 11.3% indirectly held by the bank. In fact, this type of merger is the quickest way for the government to reduce its ownership share of DT. To reduce the German government's stake to 25% via stock sales would require an IPO FOUR TIMES LARGER than AT&T's record-setting wireless IPO last spring.

DT is not backed by government credit, government subsidies, government guarantees, or government tax preferences. There is also no objective marketplace evidence of any implicit credit guarantee. According to Standard & Poor's, DT's credit rating is identical to BellSouth's, SBC's and AT&T's, and lower than British Telecom's. Based on work undertaken for VoiceStream by Goldman Sachs, DT's cost of borrowing is greater than that of AT&T, Worldcom and BellSouth -- all of which are smaller than DT. As a publicly traded corporation, DT is audited regularly and subject to all EU and German corporate laws. Indeed, the receipt of favorable government treatment would violate DT's corporate charter, as well as EU and German laws.

Even if DT were somehow aided by the German government--which it is not--it would be impossible for DT to harm competition in the U.S. by cross-subsidizing VoiceStream. The U.S. wireless market is highly competitive and VoiceStream is tiny when compared with the other nationwide wireless networks - all of which have very significant financial backing and resources. Even if it were somehow possible to engage in cross-

--------
1 Kreditanstalt fur Wiederaufbau ("KfW"), a public bank that is a private corporation under German law, also has a single seat on the board.


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Testimony of John W. Stanton
September 7, 2000

subsidization in the U.S. (which it is not), German market conditions and German regulations preclude DT from charging monopoly prices to generate money for such efforts.

DT faces substantial competition in German wireless markets, where DT is not even the largest wireless provider (Mannesmann/Vodafone is larger). BellSouth is another major wireless competitor in Germany through its investment in E-Plus. In the long distance market, in which many U.S. companies actively compete today, DT has lost 40% of its market share. In local telephone services, DT is subject to stringent regulation, both by the German government and by the European Union. T-Mobile International ("TMO"), the DT subsidiary that VoiceStream would join after the merger, is a structurally separate entity from DT's wireline local telephone operation. Under German law, TMO must maintain a separate set of accounts from the wireline operations. Moreover, TMO is subject to rules that require arm's length transactions and structural separation which creates transparency of financial relations and enables German and European Union regulators to detect cross-subsidies easily.

In sum, there are simply no unfair competitive advantages created by the DT/VoiceStream merger. This merger is overwhelmingly pro-competitive and pro-consumer.

Fifth, the Hollings Amendment would needlessly jeopardize American interests
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abroad. Under the WTO Basic Telecom Agreement, the U.S. made a commitment to
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open international investment and competition. VoiceStream has relied on those commitments as it has sought to raise the financing necessary to fill in gaps in its national service areas, to complete its U.S. build-out, and to make the investments necessary to bring next-generation broadband wireless services to market. Changing the rules of the road after the race has started is simply unfair.

More broadly, this legislation endangers all U.S. companies' foreign investment opportunities, because we believe that the proposed law would violate U.S. WTO commitments. The U.S.' WTO commitment was explicit and unequivocal: when addressing whether there would be limitations on indirect foreign ownership of common carrier wireless licenses, the U.S. stated simply "None." The Congressional Research Service has concluded that the proposed legislation is likely to violate U.S. market-opening commitments under the WTO and will subject us to a challenge under WTO rules. This legislation would undoubtedly undercut efforts by U.S. trade negotiators to encourage other countries to liberalize their foreign investment and trade laws.

VoiceStream is not alone among American interests in opposing this unnecessary and unwise legislation. Other opponents include groups as disparate as the U.S. Chamber of Commerce and the Communications Workers of America. Harris Miller, President of the Information Technology Association of America put it succinctly: "[The legislation] is a protectionist measure, which could hamstring the robustness of our digital economy. The idea just doesn't connect with the reality of the global marketplace ...."


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Testimony of John W. Stanton
September 7, 2000


Conclusion. The VoiceStream/DT transaction will benefit American consumers by
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offering them lower prices and better services, and will create new American jobs. Categorically banning investment in the U.S. telecommunications sector by companies with more than 25% foreign government ownership will hurt American consumers, American workers, and American companies at home and abroad. The current process by which mergers of this type are reviewed by CFIUS, DOJ, and the FCC provides ample means to protect fundamental U.S. interests in national security and fair competition. We look forward to working closely with these agencies during this review process, and we look forward to fulfilling our potential as a strong new competitor in the marketplace.

Thank you for this opportunity to testify on such an important public policy issue.


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THE FOREGOING CONTAINS CERTAIN STATEMENTS THAT ARE NEITHER REPORTED FINANCIAL
RESULTS NOR OTHER HISTORICAL INFORMATION. THESE STATEMENTS ARE FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE SAFE-HARBOR PROVISIONS OF THE U.S. FEDERAL SECURITIES LAWS. BECAUSE THESE FORWARD-LOOKING STATEMENTS ARE SUBJECT TO RISKS AND UNCERTAINTIES, ACTUAL FUTURE RESULTS MAY DIFFER MATERIALLY FROM THOSE EXPRESSED IN OR IMPLIED BY THE STATEMENTS. MANY OF THESE RISKS AND UNCERTAINTIES RELATE TO FACTORS THAT ARE BEYOND VOICESTREAM'S ABILITY TO CONTROL OR ESTIMATE PRECISELY, SUCH AS FUTURE MARKET CONDITIONS, CURRENCY FLUCTUATIONS, THE BEHAVIOR OF OTHER MARKET PARTICIPANTS, THE ACTIONS OF GOVERNMENTAL REGULATORS AND OTHER RISK FACTORS DETAILED IN VOICESTREAM'S REPORTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE OF THIS DOCUMENT. VOICESTREAM DOES NOT UNDERTAKE ANY OBLIGATION TO PUBLICLY RELEASE ANY REVISIONS TO THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER THE DATE OF THIS DOCUMENT.

VOICESTREAM, DT AND POWERTEL WILL BE FILING A JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS RELEVANT TO THE PROPOSED MERGER TRANSACTIONS INVOLVING DT, VOICESTREAM AND POWERTEL WITH THE U.S. SEC. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (WHEN IT BECOMES AVAILABLE) AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THE PROXY STATEMENT/PROSPECTUS (WHEN AVAILABLE) AND OTHER RELATED DOCUMENTS FILED BY DEUTSCHE TELEKOM, VOICESTREAM, AND POWERTEL AT THE COMMISSION'S WEBSITE AT WWW.SEC.GOV OR AT THE COMMISSION'S PUBLIC REFERENCE ROOM LOCATED AT 450 FIFTH STREET, NW, WASHINGTON D.C 20549 OR AT ONE OF THE COMMISSION'S OTHER PUBLIC REFERENCE ROOMS IN NEW YORK, NEW YORK AND CHICAGO, ILLINOIS. PLEASE CALL THE COMMISSION AT 1-800-SEC-0330 FOR FURTHER INFORMATION OF THE PUBLIC REFERENCE ROOMS. WHEN AVAILABLE, THE PROXY STATEMENT/PROSPECTUS AND THE OTHER DOCUMENTS FILED BY VOICESTREAM MAY ALSO BE OBTAINED BY CONTACTING VOICESTREAM WIRELESS CORPORATION, ATTENTION: KEN PRUSSING, EXECUTIVE DIRECTOR, INVESTOR RELATIONS, 3650 131ST AVENUE SE, BELLEVUE, WA 98006.

INFORMATION REGARDING THE IDENTITY OF THE PERSONS WHO MAY, UNDER SEC RULES, BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF STOCKHOLDERS OF VOICESTREAM IN CONNECTION WITH THE DT AND/OR POWERTEL MERGERS, AND THEIR INTERESTS IN THE SOLICITATIONS, ARE SET FORTH IN A SCHEDULE 14A FILED ON JULY 25, 2000, AND ADDITIONAL INFORMATION WILL BE CONTAINED IN THE PROXY STATEMENT/PROSPECTUS.


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